                                                       COMMISSION FILE NO. 1-496
--------------------------------------------------------------------------------






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1996




                               Title of the Plan:
                             ----------------------


                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan:
           ----------------------------------------------------------



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
 ------------------------------------------------------------------------------




                              FINANCIAL STATEMENTS
                      ------------------------------------




                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1996 and 1995



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1996













Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include supplemental schedules as part of their Financial Statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1996


                                                                PARTICIPANT DIRECTED
                               ---------------------------------------------------------------------------------
                                 Hercules          Blended
                               Incorporated     Interest Rate                                         Fidelity
                                  Common           Savings                         Balanced           Magellan
                                  Stock              Fund       Equity Fund       Asset Fund            Fund
                               ------------      ------------   ------------      ------------      ------------
Assets
Allocated Share of Master
   Savings Trust Investments   $ 24,250,083(a)   $141,736,081   $ 47,885,550(b)   $  6,210,650(c)   $ 27,017,123(d)
Contributions Receivable                 --                --         74,634            56,815            39,867
Allocated Share of Master
   Savings Trust Cash               271,439         2,358,103        266,683           321,998           501,330
                               ------------      ------------   ------------      ------------      ------------
Total Assets                   $ 24,521,522      $144,094,184   $ 48,226,867      $  6,589,463      $ 27,558,320
                               ============      ============   ============      ============      ============

Liabilities
Accounts Payable               $     80,940      $    646,001   $     24,332      $     63,507      $     20,067
                               ============      ============   ============      ============      ============
Net Assets Available for
   Benefits                    $ 24,440,582      $143,448,183   $ 48,202,535      $  6,525,956      $ 27,538,253
                               ============      ============   ============      ============      ============

                                                                    NONPARTICIPANT
                                    PARTICIPANT DIRECTED               DIRECTED
                               -------------------------------       ------------

                                                                       Hercules
                                 Gov't. Bond                         Incorporated
                                    Fund           Loan Fund         Common Stock         Total
                                ------------      ------------       ------------      ------------
Assets
Allocated Share of Master
   Savings Trust Investments    $  2,379,885(e)   $ 10,584,045(f)    $ 52,563,611(a)   $312,627,028
Contributions Receivable                  --                --                 --           171,316
Allocated Share of Master
   Savings Trust Cash                 23,381          (222,602)           588,361         4,108,693
                                ------------      ------------       ------------      ------------
Total Assets                    $  2,403,266      $ 10,361,443       $ 53,151,972      $316,907,037
                                ============      ============       ============      ============

Liabilities
Accounts Payable                $      5,416      $     18,385       $    175,445      $  1,034,094
                                ============      ============       ============      ============
Net Assets Available for
   Benefits                     $  2,397,850      $ 10,343,058       $ 52,976,527      $315,872,944
                                ============      ============       ============      ============

(a) At Fair Value. Cost $40,363,347.  Shares 1,776,039
(b) At Fair Value. Cost $29,990,475.
(c) At Fair Value. Cost $5,735,246.
(d) At Fair Value. Cost $25,222,593.
(e) At Fair Value. Cost $2,167,946.
(f) Represents Loans to Plan Participants.

    The Accompanying Notes are an Integral Part of the Financial Statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1995


                                                              PARTICIPANT DIRECTED
                               ---------------------------------------------------------------------------------
                                 Hercules          Blended
                               Incorporated     Interest Rate                                         Fidelity
                                  Common           Savings                          Balanced          Magellan
                                   Stock             Fund       Equity Fund        Asset Fund           Fund
                               ------------      ------------   ------------      ------------      ------------
Assets
Allocated Share of Master
   Savings Trust Investments   $ 31,146,381(a)   $153,802,968   $ 30,778,359(b)   $  3,771,170(c)   $ 26,518,658(d)
Contributions Receivable                 --                --         22,496                --            26,010
Allocated Share of Master
   Savings Trust Cash               477,028         4,599,287        182,040            31,468           178,953
                               ------------      ------------   ------------      ------------      ------------
Total Assets                   $ 31,623,409      $158,402,255   $ 30,982,895      $  3,802,638      $ 26,723,621
                               ============      ============   ============      ============      ============

Liabilities
Accounts Payable               $      7,198      $  2,754,984   $    401,477      $      1,956      $      5,833
                               ============      ============   ============      ============      ============
Net Assets Available for
   Benefits                    $ 31,616,211      $155,647,271   $ 30,581,418      $  3,800,682      $ 26,717,788
                               ============      ============   ============      ============      ============


                                                                     NONPARTICIPANT
                                      PARTICIPANT DIRECTED              DIRECTED
                                 ------------------------------       ------------

                                                                        Hercules
                                 Gov't. Bond                          Incorporated
                                     Fund           Loan Fund         Common Stock         Total
                                 ------------      ------------       ------------      ------------
Assets
Allocated Share of Master
   Savings Trust Investments     $  2,726,446(e)   $  9,995,295(f)    $ 69,293,417(a)   $328,032,694
Contributions Receivable                  448                --                 --            48,954
Allocated Share of Master
   Savings Trust Cash                  25,043           (39,658)         1,061,276         6,515,437
                                 ------------      ------------       ------------      ------------
Total Assets                     $  2,751,937      $  9,955,637       $ 70,354,693      $334,597,085
                                 ============      ============       ============      ============

Liabilities
Accounts Payable                 $     63,032      $     30,505       $     11,863      $  3,276,848
                                 ============      ============       ============      ============
Net Assets Available for
   Benefits                      $  2,688,905      $  9,925,132       $ 70,342,830      $331,320,237
                                 ============      ============       ============      ============

(a) At Fair Value. Cost: $33,427,384.  Shares: 1,781,637.
(b) At Fair Value. Cost: $19,235,342.
(c) At Fair Value. Cost $3,580,959.
(d) At Fair Value. Cost: $23,075,217.
(e) At Fair Value. Cost $2,516,930.
(f) Represents Loans to Plan Participants.

    The Accompanying Notes are an Integral Part of the Financial Statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                 --------------------------------------------------------------------------------------------------
                                    Hercules         Blended
                                 Incorporated     Interest Rate                                        Fidelity
                                     Common          Savings                          Balanced         Magellan        Gov't. Bond
                                     Stock            Fund          Equity Fund      Asset Fund          Fund             Fund
                                 -------------    -------------    -------------    -------------    -------------    -------------
Contributions
   Participating Employees       $   1,824,907    $   5,640,962    $   2,225,966    $     329,132    $   1,778,636    $     223,726
   Company Contributions                    --               --               --               --               --               --
                                 -------------    -------------    -------------    -------------    -------------    -------------
        Subtotal Contributions       1,824,907        5,640,962        2,225,966          329,132        1,778,636          223,726
Interplan Transfers                 (1,442,783)      (5,576,940)      11,867,982        1,832,607         (257,561)        (326,363)
Allocated Share of Master
   Savings Trust Investment
   Activities:
   Cash Dividends                      465,296               --               --          334,229        4,573,843               --
   Interest                                104        8,903,301           32,245            1,830               --            1,082
   Change in Market Value           (6,306,639)              --        8,156,073          407,638       (1,535,925)         129,052
                                 -------------    -------------    -------------    -------------    -------------    -------------
        Total                    $  (5,459,115)   $   8,967,323    $  22,282,266    $   2,905,436    $   4,558,993    $      27,497
Withdrawals                         (2,024,570)     (20,424,094)      (4,987,278)        (220,727)      (2,306,509)        (308,730)
Interfund Transfers                    308,056         (742,317)         326,129           40,565       (1,432,019)          (9,822)
                                 -------------    -------------    -------------    -------------    -------------    -------------
Change in Net Assets
   Available for Benefits           (7,175,629)     (12,199,088)      17,621,117        2,725,274          820,465         (291,055)
Net Assets Available for
   Benefits, Dec. 31, 1995          31,616,211      155,647,271       30,581,418        3,800,682       26,717,788        2,688,905
                                 -------------    -------------    -------------    -------------    -------------    -------------
Net Assets Available for
   Benefits, Dec. 31, 1996       $  24,440,582    $ 143,448,183    $  48,202,535    $   6,525,956    $  27,538,253    $   2,397,850
                                 =============    =============    =============    =============    =============    =============


                                                          Nonparticipant
                                 Participant Directed        Directed
                                    -------------          -------------

                                                             Hercules
                                                           Incorporated
                                      Loan Fund            Common Stock         Total
                                    -------------          -------------    -------------
Contributions
   Participating Employees          $          --          $          --    $  12,023,329
   Company Contributions                       --              7,782,198        7,782,198
                                    -------------          -------------    -------------
        Subtotal Contributions                 --              7,782,198       19,805,527
Interplan Transfers                       427,473             (4,030,596)       2,493,819
Allocated Share of Master
   Savings Trust Investment
   Activities:
   Cash Dividends                              --              1,299,863        6,673,231
   Interest                               634,425                    291        9,573,278
   Change in Market Value                      --            (17,622,758)     (16,772,559)
                                    -------------          -------------    -------------
        Total                       $   1,061,898          $ (12,571,002)   $  21,773,296
Withdrawals                            (1,292,787)            (5,655,894)     (37,220,589)
Interfund Transfers                       648,815                860,593               --
                                    -------------          -------------    -------------
Change in Net Assets
   Available for Benefits                 417,926            (17,366,303)     (15,447,293)
Net Assets Available for
   Benefits, Dec. 31, 1995              9,925,132             70,342,830      331,320,237
                                    -------------          -------------    -------------
Net Assets Available for
   Benefits, Dec. 31, 1996          $  10,343,058          $  52,976,527    $ 315,872,944
                                    =============          =============    =============

    The Accompanying Notes are an Integral Part of the Financial Statements.

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Hercules Incorporated Savings and Investment Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Employee Savings Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The Plan's allocated share of Master Trust investments in the accompanying statements of net assets available for Plan benefits represent the Plan's share of the investments in the Trust, which was 97.68% and 95.83% at December 31, 1996 and 1995, respectively.

        The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Balanced Asset Fund, the Government Bond Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Withdrawals are recorded upon distribution.

        The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

        The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. INVESTMENT PROGRAM

        The following investment medium are available under the Savings and Investment Plan:

        1. Hercules Incorporated Common Stock.

        2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1996 and 1995, the blended yield of these contracts was approximately 6.1% and 6.6%, respectively.

        3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

        4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.

        5. Balanced Asset Management Fund, which invests in a managed portfolio of stocks, bonds and money market instruments.

        6. Fidelity Magellan Fund is a Long-Term Capital Appreciation (Fidelity) Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

        The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated.

        There were 5,288 participants at December 31, 1996 who participated in one or more of the six investment media. At December 31, 1996 the number of participants selecting each of the investment media for their contributions was as follows:

        Hercules Incorporated Common Stock .............   4,257
        Blended Interest Rate Savings Fund .............   3,783
        Equity Fund.....................................   1,633
        Balanced Asset Fund.............................     437
        Fidelity Magellan Fund..........................   1,236
        Government Bond Fund............................     382

3. INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST

        The Plan's allocated share of the Trust's net assets is based upon the total of each individual Plan's interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                                 1996      1995
                                                                 ----      ----
        Hercules Incorporated Common Stock..................     99.2%     99.1%
        Blended Interest Rate Savings Fund..................     96.5%     93.6%
        Equity Fund.........................................     98.9%     98.3%
        Balanced Asset Fund.................................      100%      100%
        Fidelity Magellan Fund..............................     96.1%     93.2%
        Government Bond Fund................................      100%      100%
        Loan Fund...........................................      100%     96.9%

4. INTERPLAN TRANSFERS

        Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan and rollovers of new employees' distributions from defined contribution Plans.

5. TAX STATUS

        The United States Treasury Department advised on June 21, 1995, that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

6. INVESTMENTS

        The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1996 or 1995 are as follows:

                                                              1996            1995
                                                              ----            ----
        Hercules Incorporated Common Stock
           (Participant/Nonparticipant)                   $ 76,813,694    $100,439,798

        Bankers Trust Equity Index Fund                   $ 47,885,550    $ 30,778,359

        Fidelity Magellan Fund                            $ 27,017,123    $ 26,518,658

        Group Annuity Contract with Peoples
           Life Insurance Company (#BDA 00002TR)          $ 21,939,567    $ 20,918,395

        Group Annuity Contract with Provident Life and
           Accident Insurance Company (#630-05537)        $         --    $ 16,790,244

        Group Annuity Contract with Metropolitan Life
           Insurance Company (#12833)                     $ 18,295,494    $ 17,635,628

        GIC Prudential (#GA 8083)                         $ 24,581,444    $ 23,286,112

        Group Annuity Contract with Transamerica          $ 17,580,387    $         --

7. DIVESTITURE

        On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of Plan assets (approximately $200 million) and assumption of Plan obligations to Alliant as of April 1, 1995.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            1996              1995
                                                        ------------      ------------
        Net Assets Available for Benefits
           per the financial statements                 $315,872,944      $331,320,237

        Amounts Allocated to Withdrawing Participants     (3,388,339)       (4,921,995)
                                                        ------------      ------------
        Net Assets Available for Benefits
           per the Form 5500                            $312,484,605      $326,398,242
                                                        =============     ============

        The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                    YEAR ENDED
                                                                 DECEMBER 31, 1996
                                                                    -----------
        Withdrawals per the financial statements                    $37,220,589

        Add:   Amounts Allocated to Withdrawing Participants at
               December 31, 1996                                      3,388,339

        Less:  Amounts Allocated to Withdrawing Participants at
               December 31, 1995                                     (4,921,995)
                                                                    -----------

        Withdrawals per the Form 5500                               $35,686,933
                                                                    ===========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9. SUBSEQUENT EVENT

        Effective July 1, 1997, the following changes will be made to the investment medium available under the Plan: the U.S. Government Bond Fund and Balanced Asset Management Fund are being eliminated, six new fund options (fixed income fund, diversified conservative fund, diversified moderate growth fund, equity fund, small cap growth fund, and an international equity fund) will become available.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the accompanying statements of net assets available for benefits of the Hercules Incorporated Savings and Investment Plan and the related statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Coopers & Lybrand L.L.P
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 26, 1997

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN




                               -------------------------------------------------

                               H. Eugene McBrayer, Chairman
                               Finance Committee, Hercules Incorporated,
                               Plan Administrator


Date: June 26, 1997

                                  EXHIBIT INDEX

     Number                   Description

       23         Consent of Independent Accountants.


                                       11